

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Louis Salamone
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Ave
Barberton, OH 44203

Re: Babcock & Wilcox Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 2, 2019
File No. 1-36876

Dear Mr. Salamone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2018

Note 3 -- Earnings per Share, page 80

1.   Your disclosure in Note 22 indicates that your 2018 Rights Offering, as amended, entitled the holders of your common stock the right to purchase 2.8 common shares at a price of $2.00 per share. Please address how you determined that this rights issue did not contain a bonus element that should be accounted for in accordance with ASC 260-10-55-13 and 55-14. In this regard, the purchase price appears to be less than the fair value of your common shares on April 30, 2018, the issuance date.

Note 6 -- Segment Reporting, page 86

2.   Although you disclose that you changed your primary measure of segment profitability from gross profit to adjusted EBITDA, we note that you continue to present segment gross profit. If your CODM also uses this measure in assessing segment performance and deciding how to allocate resources, the reported measure should be that which

management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please refer to ASC 280-10-50-28 and advise. Additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction